

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2021

Michael Pollastro
Chief Executive Officer
Global Warming Solutions, Inc.
28751 Rancho CA RD, Suite 100
Temecula, CA 92590

> **Re: Global Warming Solutions, Inc.**
> **Amendment No. 6 to Registration Statement on Form 10-12G**
> **Filed July 28, 2021**
> **File No. 000-53170**

Dear Mr. Pollastro:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl G. Hawkins, Esq.